Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kv-legal.com

November 12, 2019

VIA EDGAR AND FEDEX OVERNIGHT

Michael Killoy
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
GK Investment Property Holdings II, LLC
Offering Statement on Form 1-A
Filed September 17, 2019
File No. 024-11074

Dear Mr. Killoy:

This letter is submitted on behalf of GK Investment Property Holdings II, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated October 11, 2019 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-11074) filed with the Commission on September 17, 2019 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment to the Offering Statement, along with two redlines marked against the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the First Amendment to the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Michael Killoy
U.S. Securities and Exchange Commission
November 12, 2019

Plan of Distribution, page 20

1.
We note that you intend to hold closings for this offering solely in your own discretion. Please provide more information as to how these contemplated closings will work in conjunction with this offering. For example, provide with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 2 and 20 of the First Amendment.

Prior Performance Summary, page 49

2.
Please balance your prior performance narrative summary by discussing any material adverse business developments or conditions experienced by the prior programs or confirm that all such developments have already been disclosed.

Issuer’s Response: In response to the Staff’s comment, please see the revised prior performance narrative summary on page 50 of the First Amendment, which reflects a material adverse business condition experienced by one of our prior programs, GK Preferred Income II (Ridgmar), LLC.

Prior Performance Tables, page A-1

3.
Please tell us why you have not included DeMarcay Development Preferred Partners or GK Secured Income V in Tables I and II.

Issuer’s Response: The instructions to Tables I and II require that offerings closed in the most recent three years be included in such tables. The offerings of DeMarcay Development Preferred Partners, LLC and GK Secured Income V, LLC have not closed as of the date of the First Amendment. Therefore, they are not included in Prior Performance Tables I and II.

4.
Please tell us why you have not included GK Investment Holdings, DeMarcay Developed Preferred Partners or GK Secured Income V in Table III.

Issuer’s Response: In response to the Staff’s comment, please see the revised Prior Performance Table III on page A-4 of the First Amendment, which discloses the annual operating results of GK Investment Holdings, LLC. In addition, the offerings of DeMarcay Development Preferred Partners, LLC and GK Secured Income V, LLC have not closed as of the date of the First Amendment. Therefore, they are not included in Prior Performance Table III.

5.
Please tell us why you have not included GDH Investments in Table IV.

Issuer’s Response: In response to the Staff’s comment, please see the revised Prior Performance Table IV on page A-5 of the First Amendment, which discloses the results of GDH Investments, LLC.

Mr. Michael Killoy
U.S. Securities and Exchange Commission
November 12, 2019

Table II, page A-3

6.
Please revise to present aggregate payments from other programs which have closed in the past three years but are not otherwise required to be disclosed, or tell us your basis for omitting the disclosure.

Issuer’s Response: In response to the Staff’s comment, the two programs reflected already in Table are the only two programs sponsored by GK Development, LLC to have closed in the last three years.

Table IV, page A-5

7.
Please revise to present the duration (in months) and the median annual leverage of the programs disclosed, or tell us your basis for omitting the disclosure.

Issuer’s Response: In response to the Staff’s comment, please see the revised Prior Performance Table IV on page A-5 of the First Amendment, which presents the duration in months and the median annual leverage of our prior programs disclosed.

Balance Sheet, page F-3

8.
Your disclosure on pages 28 and 43 indicates that Mr. Kholamian owns 100% of the membership interests in your Class A Units. Please tell us why this interest has not been recorded on the balance sheet.

Issuer’s Response: In response to the Staff’s comment, there were no accounting entries made for the Issuer prior as of July 31, 2019.  All of the balance sheet accounts had a 0 balance.  Mr. Kholamian had executed the limited liability company agreement of the Issuer as the sole initial member, resultingly receiving 100% of the limited liability company interest in the Issuer. However, as of the date the balance sheet, July 31, 2019, Mr. Kholamian had not yet made a capital contribution to the Issuer, so the equity accounts had a 0 balance. Mr. Kholamian has subsequently made a $100.00 capital contribution to the Issuer.

Mr. Michael Killoy
U.S. Securities and Exchange Commission
November 12, 2019

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

cc:
Matt Leiter (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Jingwen (Katherine) Luo, Esq. (via electronic mail)